UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 17, 2026

Robert Ventures Holdings LLC

(Exact name of issuer as specified in its charter)

Commission File No. 024-12331

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

(I.R.S. Employer Identification No.)

2810 N. Church St. #28283

Wilmington, Delaware 19802

(Full mailing address of principal executive offices)

Office: (302) 404-6341

Email: ir@robertventures.com

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Bonds

With a copy to:

Arden Anderson, Esq.

Solon Law, PC

550 W. B Street, 4th Floor, #1913

San Diego, CA 92101

arden@solonlaw.com

EXPLANATORY NOTE

This Amendment No. 2 to the Current Report on Form 1-U originally filed by Robert Ventures Holdings LLC on September 23, 2026, as amended by Amendment No. 1 filed on September 29, 2026, is being filed to update Item 5 to describe two further errors in the previously issued financial statements that were identified after Amendment No. 1 was filed, the effect of the restatement on the Company's consolidated financial statements, and the issuance on October 9, 2026, and reissuance on October 13, 2026, of the Auditor's report on the restated consolidated financial statements, which are included in the Company's amended Annual Report on Form 1-K/A. Item 9 is updated to reflect the Company's current intention regarding the suspended offering and the redemption of three Bonds. Exhibit 15.1 to Amendment No. 1 is not refiled.

Item 5. Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On September 17, 2026, Robert Ventures Holdings LLC's (the "Company") independent auditor, Abdi Sheikh-Ali, CPA, PLLC (the "Auditor"), advised the Company that the audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the Auditor's report on those statements, included in the Company's Annual Report on Form 1-K filed on April 28, 2026, should no longer be relied upon. On the same date, Joseph Robert, the Company's authorized officer, concluded on behalf of the Company that those financial statements, and the compiled financial statements for the six months ended June 30, 2025 included in the Company's Semiannual Report on Form 1-SA filed on October 1, 2025, should no longer be relied upon. The Company has no board of directors or audit committee. Joseph Robert, the Company's authorized officer, has discussed with the Auditor the matters disclosed in this Item 5, including the Auditor's notice and his non-reliance conclusions.

The audited financial statements incorrectly attributed to the noncontrolling interest in the Company's consolidated subsidiary, KS OBX LLC, 30% of consolidated net loss rather than the appropriate share of KS OBX LLC's results. They also incorrectly allocated 30% of the Company's 2025 member contributions to that interest. The carrying amount of the noncontrolling interest did not reflect $79,664 of distributions made against a $2,900 contribution or the 60%/40% ownership interests in effect before February 24, 2023. The correction moves amounts between the members' interest attributable to the Company and the noncontrolling interest, and between the corresponding lines beneath consolidated net loss. The correction of this error does not change consolidated total assets, total liabilities, total members' interest, consolidated net loss, or cash and the net change in cash for either year. The restatement also corrects the 2025 cash-flow presentation of real estate sale gains, sale proceeds and additions; relabels the 2024 net increase in long-term debt; corrects the Note 5 disclosure of the December 31, 2024 deed-of-trust draw from $500,000 to $750,000 and of the terms of the Towne Bank loan, which was renewed on April 29, 2024, bears interest at a variable rate and is payable in monthly installments of principal and interest; and adds or revises related-party and subsequent-event disclosures, including disclosure of the September 22, 2026 amendment to the KS OBX LLC operating agreement.

After Amendment No. 1 was filed, the Company identified two further errors in the audited financial statements, and on October 9, 2026 Joseph Robert, the Company's authorized officer, concluded on behalf of the Company that those errors also required correction of the previously issued financial statements. First, Lots 22 and 23, Buccaneer, Brigands Bay, held by KS OBX LLC and carried at $108,031 at December 31, 2025, had been listed for sale below their carrying amount since October 2025 and were sold on May 6, 2026 for $78,000, producing net proceeds of $71,507. An impairment loss of $36,524 should have been recognized in the year ended December 31, 2025 and was not. Second, interest at 5% per annum on the $195,487 promissory note payable by KS OBX LLC to Mark Robert, a related party, had not been accrued in any period after 2021. Unpaid accrued interest was $19,549 at January 1, 2024, $29,350 at December 31, 2024 and $39,124 at December 31, 2025, and interest expense of $9,801 and $9,774 should have been recognized in the years ended December 31, 2024 and 2025. Unlike the attribution error, these two errors change consolidated amounts. As restated, consolidated net loss is $499,409 for 2025 and $375,959 for 2024, compared with $453,111 and $366,158 as previously reported, increases of $46,298 and $9,801; total assets at December 31, 2025 are $3,040,584, a reduction of $36,524; total liabilities are $3,171,754 at December 31, 2025 and $2,632,089 at December 31, 2024, increases of $39,124 and $29,350; and total members' interest is $(131,170) at December 31, 2025, $247,026 at December 31, 2024 and $622,985 at January 1, 2024, reductions of $75,648, $29,350 and $19,549. Net loss attributable to the Company is $487,852 for 2025 and $312,063 for 2024, compared with $317,177 and $256,311 as previously reported, and net loss attributable to the noncontrolling interest is $11,557 and $63,896, compared with $135,934 and $109,847. Cash and the net change in cash are unchanged for both years. Joseph Robert, the Company's authorized officer, has discussed these further errors with the Auditor.

On October 9, 2026, the Auditor issued its report, dated October 9, 2026, on the Company's restated consolidated financial statements as of and for the years ended December 31, 2025 and 2024. The restated consolidated financial statements and the Auditor's report, including Note 9, which describes each of the three errors and its effect on each affected line item, are included in the Company's amended Annual Report on Form 1-K/A filed on October 15, 2026. The Auditor subsequently reissued that report, dated October 9, 2026, except as to the matters described in the final section of Note 12, as to which the date is October 13, 2026, to disclose events after October 9, 2026; the reissued report is the one included in the Form 1-K/A. The Company intends to file an amended Semiannual Report on Form 1-SA for the six months ended June 30, 2025. The Company provided the Auditor with a copy of these Item 5 disclosures. In its letter dated September 28, 2026, filed as Exhibit 15.1 to Amendment No. 1, the Auditor agreed with the statements in Item 5 of the original report insofar as they related to the Auditor, except that the Auditor stated that it was not engaged to audit, review, compile or prepare the interim financial statements for the six months ended June 30, 2025, had no involvement with or provided advice concerning those statements, and expressed no view on the Company's non-reliance conclusion regarding them or its stated intention to amend the related Semiannual Report on Form 1-SA. The Auditor also expressed no view on the statements under Item 9 or any other statement in the report.

Item 9. Other Events

Effective September 23, 2026, the Company suspended the offering of its Bonds under the Offering Statement on Form 1-A (File No. 024-12331), qualified on September 27, 2024. The Company will not solicit or accept subscriptions or sell Bonds while the offering is suspended. The offering remains suspended and management does not intend to resume it. The suspension does not amend the contractual terms of outstanding Bonds, including the provisions governing interest, principal and redemption.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report concerning future filings and the Company's intentions are forward-looking statements. Actual results and timing may differ. These statements speak only as of the date of this report.

EXHIBIT INDEX

Exhibit 15.1	Letter from Abdi Sheikh-Ali, CPA, PLLC to the Securities and Exchange Commission, dated September 28, 2026 (previously filed with Amendment No. 1).

Exhibit 15.2	Letter from Abdi Sheikh-Ali, CPA, PLLC to the Securities and Exchange Commission regarding this Amendment No. 2.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBERT VENTURES HOLDINGS LLC
By: Robert Ventures LLC, its Manager

By:	/s/ Joseph Robert
Name:	Joseph Robert
Title:	Manager of the Manager, Robert Ventures LLC; authorized officer of Robert Ventures Holdings LLC
Date:	October 15, 2026